Unite States
                 Securities and Exchange Commission
                      Washington, D.C. 20549

                        Schedule 13D

             Under the Securities Exchange Act of 1934
                      (Amendment No.7)


Name of Issuer: Hi-Lo Automotive, Inc.

Title of Class of Securities: Common Stock, $0.01 Par Value

CUSIP Number: 42839D-10-0

Filer: Kwang-chou Hwang, 2432 Keyhole Dr., Irving, TX 75062
       Tel: (972) 570-7718

Date of Event which Requires Filing of this Statement:
                    5/1/97

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Item 4. Purpose of Transaction


    The Hwang Family Ltd. Partnership Group, comprising Hwang Family Ltd. Partnership, Fred J. Hwang, Larry D. Smith, and Michael A. Ward ceased to exist on May 1, 1997, when the group aborted its effort to elect the three candidates it planned to nominate at the 1997 Stockholders' Meeting of Hi/Lo Automotive. Any agreements or understandings, which existed among the participants for the effort regarding their investment in Hi/Lo. Automotive, were terminated as of the same date. Continued existence of the group is hereby disclaimed.


     We certify that the information set forth in this statement is true, complete and correct.





                            7/26/97   /s/ Kwang-chou Hwang